January 4, 2008

Mr. Jeffrey Jaramillo

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc.

Form 10-K for the fiscal year ended December 31, 2006

File No. 001-33091

Dear Mr. Jaramillo:

Set forth below are the responses of GateHouse Media, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 13, 2007, to Mr. Michael E. Reed, Chief Executive Officer of the Company.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statement of Stockholders’ Equity (Deficit), page 72

1.	Comment: We note that you include the $293,000 incremental effect of applying SFAS No. 158 as a component of the comprehensive loss subtotal for the year ended December 31, 2006. In this regard, please revise future filings so that this amount is not included as a component of the comprehensive loss subtotal for the year ended December 31, 2006. See paragraph A7 of SFAS No. 158 for guidance.

Response: The Company will revise its future filings to include the incremental effect of applying SFAS No. 158 on a separate line within the Consolidated Statements of Stockholders’ Equity (Deficit) consistent with paragraph A7 of SFAS No. 158.

Schedule II – Valuation and Qualifying Accounts

2.	Comment: We note from the disclosure on Schedule II, that the Company’s allowance for doubtful accounts increased by $2,188 during 2006 due primarily to the acquisitions of CP Media and Enterprise NewsMedia LLC during 2006. Please tell us whether this increase in the allowance related to the existing reserves of CP Media and Enterprise NewsMedia LLC at the time of the acquisition transactions or to reserves established by the Company as part of the purchase price allocation. Refer to the guidance outlined in SAB Topic 2:A:5. We may have further comment upon receipt of your response.

Response: The increase in the allowance for doubtful accounts within Schedule II relates to the existing reserves of CP Media and Enterprise NewsMedia LLC at the time of acquisition. The fair value of accounts receivable was recorded consistent with paragraph 37 (b) of SFAS No. 141 as of the acquisition date to include the allowance for doubtful accounts as part of the purchase price allocation. The allowance for doubtful accounts recorded by CP Media and Enterprise NewsMedia prior to their acquisition by the Company and the allowance for doubtful accounts reflected by the Company in its purchase price allocation are in the same amounts.

Form 10-Q for the quarterly period ended September 30, 2007

Financial Statements

Note 4 Acquisitions

3.	Comment: We note from the disclosure in Note 4 to the financial statements, that in connection with the Gannett Co., The Copley Press, SureWest Directories and Journal Register Company acquisitions, the Company recognized a material amount of advertising relationship and subscriber relationship intangibles. Please tell us and revise the notes to your financial statements in future filings to indicate the weighted average amortization period being used to amortize each of these categories of intangible assets related to these acquisitions to expense. As part of your response, you should also explain how you calculated or determined the estimated useful life over which you are amortizing these assets to expense. The disclosures provided should be presented in a level of detail consistent with that provided for acquisitions of CP media and Enterprise NewsMedia LLC in Note 4. Refer to the disclosure requirements outlined in paragraph 44 of SFAS No. 142.

Response: In addition to the Company’s analysis, we obtained third party, independent appraisals with regard to the fair values of the subscriber and advertiser relationships acquired in connection with the Gannett Co., The Copley Press, SureWest Directories and the Journal Register Company acquisitions. The valuation used an excess earnings approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. Historical data and trends and projections were considered in determining the fair values and estimated useful lives associated with subscriber and advertiser relationships. The chart below summarizes the estimated attrition, growth and discount rates utilized for each of the aforementioned acquisitions.

	Acquisition
	Gannett Co.	The Copley Press	SureWest Directories	Journal Register Company
Advertising Relationships:
attrition rate	7.0%	7.0%	12.0%	7.0%
growth rate	2.5%	2.5%	2.5%	1.7%
discount rate	8.5%	10.0%	11.0%	10.0%
Subscriber Relationships:
attrition rate	7.0%	7.0%	n/a	7.0%
growth rate	2.5%	2.5%	n/a	1.8%
discount rate	8.5%	10.0%	n/a	10.0%

Estimated cash flows extend up to periods of approximately 30 years which considers that a majority of the acquired newspapers have been in existence over 50 years. The Company is amortizing the fair values of the subscriber and advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the subscriber and advertiser relationships are being amortized over a weighted average period of 15.0 and 15.5 years, respectively, for Gannett Co., The Copley Press, Journal Register Company and SureWest Directories acquisitions, on a straight-line basis, as no other discernable pattern of usage was more readily determinable.

The Company will include the disclosures required by paragraph 44 of SFAS No. 142 in future filings.

4.	Comment: We note from the disclosure in Note 4(h) that the audited pro forma condensed consolidated statement of operations data for the three and nine months ended September 30, 2007 and 2006, respectively, does not give effect to the acquisitions of SureWest Directories or the acquisition of eight publications from the Journal Register Company during 2007. Please explain why you have not reflected the pro forma impact of these acquisition transactions in the pro forma disclosures provided in Note 4. If this is because these acquisitions were not considered material to your pro forma results of operations either individually or in the aggregate, please provide us with quantified information supporting your conclusion.

Response: Note 4(h) does not give effect to the acquisitions of SureWest Directories or the publications acquired from the Journal Register Company as these acquisitions were not considered material to our pro forma results either individually or in the aggregate. In assessing the materiality the Company considered the significance requirements of S-X Rule 3-05(b)(2). The Company prepared the following analysis for these 2007 acquisitions, noting the significance threshold has not been met to date.

		($’s in Thousands)
Date Acquired	Name	Purchase Price	Last Full Year Total Assets	Last Full Year Pre-tax Income from Cont Ops
2/9/2007	Journal Register Company	$71,996	$23,799	$215
2/28/2007	SureWest Directories	110,123	4,234	757

	Total	$182,119	$28,033	$972

	Total Assets, as reported by the Company	$1,167,723	$1,167,723

	Loss from Continuing Operations before income taxes, as reported by the Company			$4,847

	Significant in the aggregate (if any exceed 50%)	16%	2%	20%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Financial Position

Goodwill

5.	Comment: We note from the discussion on page 27 of MD&A that goodwill increased during the nine months ended September 30, 2007 by $3.5 million due to purchase accounting adjustments from acquisitions in June 2006. Please tell us and explain in the notes to your financial statements in future filings, the nature and amount of the purchase accounting adjustments that were made during 2007 in connection with the 2006 acquisition transactions. Also, please revise the analysis of changes in goodwill provided in the notes to your financial statements to provide separate disclosure of goodwill acquired in connection with acquisitions during the period, goodwill associated with operations disposed during the period and any other changes in goodwill during the period. Refer to the disclosure requirements outlined in paragraph 45 of SFAS No. 142.

Response: The purchase accounting adjustments in 2007 related to the June 2006 acquisitions, for which the purchase accounting was disclosed as preliminary, were comprised of an $0.8 million adjustment to record at fair value an acquired future retirement benefit and related offsetting $0.3 million of tax effects; adjustments to building assets acquired to establish appropriate fair values for $0.9 million and related offsetting tax effects of $0.1 million; $1.8 million related to new information received from the seller regarding tax attributes related to a net operating loss carryover from 2006 and $4.0 million related to deferred tax liabilities on mastheads acquired in the purchase.

The Company will revise its future filings to include the nature and amount of material prior period acquisition purchase accounting adjustments reflected in goodwill as outlined in paragraph 45 of SFAS No. 142.

Non-GAAP Financial Measure, page 28

6.	Comment: We note that you define Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest expense, depreciation and amortization, and other non-recurring items. We note from your reconciliation of Adjusted EBITDA on pages 29 in your form 10-Q for the quarter ended September 30, 2007 and page 66 in your Form 10-K for the fiscal year ended December 31, 2006, that several of the items such as unrealized (gain) loss on derivate instruments and loss on early extinguishment of debt have occurred in the last several years and there is no indication they will not recur in the future. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the two previous years. Please revise your Adjusted EBITDA amounts to exclude recurring items or items that are reasonably likely to recur. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003.

Response:

The Company uses Adjusted EBITDA as a measure of its core operating performance, which is evidenced by the publishing and delivery of news and other media and excludes certain expenses that may not be indicative of the Company’s core business operating results. We do not consider the unrealized (gain) loss on derivative instruments and the loss on early extinguishment of debt to be non-recurring items in our definition of Adjusted EBITDA. Rather these are financing related costs associated with interest expense or amortization of financing fees. Accordingly, the Company excludes financing related costs such as the early extinguishment of debt because they represent the write-off of deferred financing costs and the Company believes these non-cash write-offs are similar to interest expense and amortization of financing fees, which by definition are excluded from Adjusted EBITDA. Additionally, the non-cash gains/(losses) on derivative contracts, which are related to interest rate swap agreements to manage interest rate risk, are financing costs associated with interest expense. Such charges are incidental to, but not reflective of, the Company’s core operating performance and it is appropriate to exclude charges related to financing activities such as the early extinguishment of debt and the unrealized (gain) loss on derivative instruments which, depending on the nature of the financing arrangement, would have otherwise been amortized over the period of the related agreement and does not require a current cash settlement.

The Company considers all the above items as financing/interest type items as opposed to non-recurring or unusual items. These items are added back to determine Adjusted EBITDA because they are financing related charges which are added to earnings to determine EBITDA by the definition of EBITDA. In future filings the Company will revise its presentation to make it clear that these are financing related charges and the Company will not refer to them as non-recurring items.

The Company provided the tabular disclosure of Adjusted EBITDA as a disclosure in response to numerous requests from investors and analysts for such a presentation, which is consistent with our core operations. The Company had provided components of the table in narrative form in prior disclosures; however, the investor community strongly and repeatedly requested the Company to aggregate these items into the table as presented.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (585) 598-0032.

Very truly yours,

/s/ Polly Grunfeld Sack
Polly Grunfeld Sack
Vice President, Secretary and General Counsel